File Reference 82-34868

Fisher & Paykel Appliances Holdings Limited

78 Springs Road, East Tamaki
P O Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64-9-273 0600
Facsimile: +64-9-273 0609

www.fisherpaykel.com

23 August 2003

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA

**Re: Fisher & Paykel Appliances Holdings Limited
File # 82-34868**

The attached documents were lodged with the Australian Stock Exchange [ASX], the New Zealand Stock Exchange [NZX] on 22 and 23 August 2005 respectively.

Accordingly a copy of these documents are furnished to satisfy the requirements of Rule 12g3-2(b); file reference # 82-34868.

Yours faithfully

M. D. Richardson

M D Richardson
Chief Financial Officer

Enclosures:

1. 22 August 2005 - Addresses by Chairman and CEO to Annual Shareholders Meeting
2. 23 August 2005 - Advise of Resolutions Passed at Annual Shareholders Meeting

CHAIRMAN'S ADDRESS

DURING THE YEAR UNDER REVIEW THE COMPANY REACHED THE MILESTONE OF GENERATING REVENUES IN EXCESS OF $1 BILLION.

THIS INCREASE IN REVENUE REFLECTS THE BENEFITS OF THE CONTINUED GROWTH IN OUR APPLIANCES BUSINESS AND OF HAVING A FULL YEAR'S RESULTS FOR THE EXPANDED FINANCE GROUP.

PROFIT AFTER TAXATION WAS $68.6 MILLION COMPARED TO $85.3 MILLION FOR THE PREVIOUS YEAR.

THE YEAR UNDER REVIEW WAS NOTABLE FOR THE INCREASES IN OUR PRIMARY MATERIAL COSTS. WORLD STEEL AND OIL BASED PRODUCTS WERE SELLING AT RECORD HIGHS, AND WHILE WE WERE ABLE TO BUY AT BETTER THAN SPOT PRICES, THE IMPACT ON MARGINS WAS SIGNIFICANT. THE HIGH NEW ZEALAND/AUSTRALIAN DOLLAR CROSS-RATE HAS ALSO ADVERSLY AFFECTED EARNINGS.

COMPETITION IN OUR APPLIANCES MARKETS CONTINUED TO BE INTENSE, BUT IN SPITE OF THIS WE WERE ABLE TO INCREASE SALES TO A NEW RECORD OF 1,267,600 UNITS.

MUCH OF THIS GROWTH OCCURRED IN THE NORTH AMERICAN MARKET WHERE THE FISHER & PAYKEL BRAND IS BECOMING MORE FAMILIAR. WE HAVE GAINED ADDITIONAL BENEFITS FROM THE DYNAMIC COOKING SYSTEMS (DCS) BRAND WITH ITS HIGH-END INDOOR AND OUTDOOR COOKING PRODUCTS. THIS COMPANY WAS PURCHASED IN OCTOBER 2004. THE AMALGAMATION OF THIS BUSINESS WITH THE EXISTING NORTH AMERICAN ACTIVITIES IS PROVIDING ECONOMIES AND SYNERGIES IN LINE WITH THE COMPANY'S INTERNATIONAL GROWTH STRATEGIES.

IN NEW ZEALAND WE ARE SEEING A NUMBER OF FREE TRADE ARRANGEMENTS BEING NEGOTIATED WITH LOW COST ECONOMIES SUCH AS THAILAND AND CHINA. THESE COUNTRIES HAVE STRONG APPLIANCE INDUSTRIES WITH LOW LABOUR COSTS AND IN SOME CASES DIRECT GOVERNMENT FUNDING. IN ADDITION TO THIS THEIR PRODUCTS ARE COMING INTO OUR MARKETS WITH LOW AND EVENTUALLY NO DUTIES IMPOSED. WE DEPEND ON SENSIBLE ANTI-DUMPING RULES TO PROTECT OUR INTERESTS AND WE WILL REMAIN VIGILANT IN MONITORING THE PRICING LEVELS OF THESE PRODUCTS.

WE ARE VERY PLEASED WITH THE WAY OUR RELATIONSHIP WITH WHIRLPOOL CORPORATION HAS DEVELOPED. IN NEW ZEALAND AND SINGAPORE WE HAVE TAKEN ON THE DISTRIBUTION OF WHIRLPOOL PRODUCTS.

DISHDRAWERS SUPPLIED TO WHIRLPOOL FOR SALE UNDER THEIR BRANDS IN EUROPE AND THE USA, PROVIDE US WITH ADDITIONAL VOLUME THROUGH OUR FACTORY IN DUNEDIN. THE COMPONENT SUPPLY AGREEMENT FOR HIGH PERFORMANCE MOTORS IS ALSO ANOTHER STEP IN DEVELOPING TECHNOLOGIES THAT CAN BENEFIT BOTH COMPANIES. OTHER DEVELOPMENTS AND COMMERCIAL OPPORTUNITIES WILL EMERGE AS DESIGNS AND SYSTEMS EVOLVE IN THE FUTURE.

THE FINANCE GROUP'S PERFORMANCE IS PLEASING. ITS RESULT SHOWED THE BENEFITS OF GROWTH IN THE USE OF OUR INSTALMENT CREDIT CARD – 'Q' CARD AND IMPROVEMENTS IN COST AND INTEREST RATE MANAGEMENT. THE FINANCE GROUP'S OPERATING PROFIT BEFORE INTEREST AND TAX AT $30 MILLION ILLUSTRATES ITS IMPORTANCE TO THE OVERALL BUSINESS. ITS INVOLVEMENT IN SELLING INSURANCE AND EXTENDED PRODUCT WARRANTIES, AND IN FINANCING BUSINESS EQUIPMENT, AND A BROAD RANGE OF HOUSEHOLD GOODS SUCH AS FURNITURE AND APPLIANCES, HAS CREATED A BUSINESS THAT IS DIVERSE. THIS DIVERSITY MEANS THAT THE FINANCING OF FISHER & PAYKEL BRANDED APPLIANCES NOW ACCOUNTS FOR A RELATIVELY MINOR PART OF THE FINANCE BUSINESS.

IN THE FINANCE BUSINESS WE HAVE SPENT CONSIDERABLE SUMS OF MONEY AND TIME COMPLYING WITH CONSUMER PROTECTION LEGISLATION. THERE ARE ALSO SEVERAL NEW PRIVACY CODES BEING DEVELOPED. WHILE WE APPLAUD THE INTENT OF THIS ACTIVITY ITS EXECUTION HAS PLACED A LARGE IMPOST ON THE BUSINESS. WE HAVE BEEN INVOLVED IN ADVISORY COMMITTEES, HAVE PAID FOR EXPERT ADVICE AND INCURRED SUBSEQUENT COMPLIANCE COSTS.

THE DIRECTORS APPROVED THE PAYMENT OF A FINAL ORDINARY DIVIDEND OF 9 CENTS PER SHARE, FULLY IMPUTED, WHICH WAS PAID ON JUNE 13, 2005. THIS BROUGHT THE TOTAL DIVIDEND FOR THE YEAR TO 18 CENTS PER SHARE. THIS REFLECTS THE BOARD'S CONFIDENCE IN THE ABILITY OF THE BUSINESS TO PRODUCE SOUND RESULTS.

GOOD GOVERNANCE IS AN IMPORTANT PART OF OUR BUSINESS. STRONG GOVERNANCE REQUIRES A SET OF PRACTICES AND PROCEDURES THAT PROVIDE PROTOCOLS AND GUIDANCE FOR ALL COMPANY OFFICERS, AND INCOPORATES ACTIONS AND INTENTIONS THAT LEAD TO INCREASED VALUE FOR OUR SHAREHOLDERS. WITH INCREASED FOCUS ON COMPLIANCE WE CONTINUE TO UNDERSTAND THAT THE NATURE OF BUSINESS IS ONE OF RISK-TAKING WITHIN APPROPRIATE FRAMEWORKS.

TO THIS END, THE WISDOM, COMMONSENSE AND EXPERIENCE OF OUR BOARD IS OF PRIMARY IMPORTANCE.

THE COMPANY PROPOSES TO ADOPT INTERNATIONAL FINANCIAL REPORTING STANDARDS FOR ITS FINANCIAL YEAR COMMENCING 1 APRIL 2007. THE INTERM REPORT FOR THE CURRENT FISCAL PERIOD WILL PROVIDE AN UPDATE ON OUR PROGRESS IN IMPLEMENTING THESE STANDARDS.

SINCE BALANCE DATE WE HAVE ANNOUNCED THAT WE ARE TO RELOCATE SOME OF OUR MANUFACTURING PLANT AND EQUIPMENT TO NORTH AMERICA. THERE ARE SEVERAL REASONS SUPPORTING THIS DECISION THAT JOHN BONGARD WILL TELL US ABOUT SHORTLY. THIS IS ANOTHER MILESTONE IN THE HISTORY OF THE COMPANY. IT REMINDS ME OF A SIMILAR MOVE MADE IN THE LATE 80'S WHEN WE DECIDED TO SET UP MANUFACTURING IN AUSTRALIA. THAT WAS THE START OF A NEW PHASE OF BUSINESS GROWTH.

TO TELL US MORE ABOUT THE LATEST MOVES AND TO UPDATE YOU ON PROGRESS SINCE BALANCE DATE, I NOW CALL ON OUR CHIEF EXECUTIVE OFFICER AND MANAGING DIRECTOR, JOHN BONGARD.

CEO'S ADDRESS

THANK YOU GARY.

I WOULD ALSO LIKE TO WELCOME YOU ALL TODAY.

SINCE BALANCE DATE WE HAVE CONTINUED TO ENDURE MANY CHALLENGES. THE IMPACT OF COMMODITY PRICES, EXCHANGE RATES AND COMPETITIVE PRESSURES HAS MEANT THAT WE HAVE HAD TO BE VERY CLEAR ABOUT ONGOING STRATEGIES AND WHERE WE COULD DIRECTLY AFFECT CHANGE TO IMPROVE OUR SHORT-TERM PERFORMANCE. WHILST DOING THAT WE HAVE NOT COMPROMISED OUR LONG-TERM STRATEGY OF TAKING THE FISHER & PAYKEL BRAND TO THE HIGH END OF THE NORTH AMERICAN AND EUROPEAN MARKETS.

WE RECENTLY ANNOUNCED THAT THE CLEVELAND, AUSTRALIA, WASHER PLANT AND PART OF THE AUCKLAND MOTOR MANUFACTURING PLANT WOULD BE RELOCATED TO NORTH AMERICA.

IN THE NEW FISCAL YEAR, TO DATE, THE COMPANY'S SALES VOLUMES HAVE GROWN COMPARED TO LAST YEAR. HOWEVER, THE NEW ZEALAND/AUSTRALIAN DOLLAR CROSS-RATE HAS HAD A NEGATIVE IMPACT ON EXPORT RETURNS.

INCREASES IN COSTS – IN PARTICULAR FOR STEEL, PLASTICS, COPPER AND OTHER RAW MATERIALS, HAVE ADVERSELY IMPACTED MARGINS.

THE FINANCE GROUP CONTINUES TO GENERATE SOLID RETURNS DESPITE INTEREST RATE INCREASES. THE CONSUMER CREDIT MARKET IN NEW ZEALAND REMAINS VERY COMPETITIVE BUT THE FINANCE GROUP THROUGH ITS FARMERS CARD AND 'Q' CARD HAS CONTINUED TO LIFT ITS PROFILE.

I WOULD NOW LIKE TO COMMENT ON THE TWO BUSINESS SECTORS SEPARATELY.

FIRSTLY, APPLIANCES:

IN NEW ZEALAND OUR REALIGNED DISTRIBUTION HAS GIVEN US THE OPPORTUNITY TO LIFT OUR SHARE OF THE MARKET. HOWEVER, THIS WAS TEMPERED BY RAW MATERIAL COSTS FORCING US TO SEEK ANOTHER PRICE INCREASE IN APRIL. CONVERSELY OUR IMPORTED COMPETITION WERE BENEFITTING FROM THE STRONG NEW ZEALAND DOLLAR. THE RELEASE OF THE NEW DESIGNER SERIES AND AN OVERALL REFRESH OF OUR PRODUCTS HAS STIMULATED RENEWED INTEREST IN OUR BRAND, HOWEVER, THE TOTAL NEW ZEALAND MARKET SIZE HAS DECLINED AND OUR SALES TO DATE ARE SLIGHTLY BEHIND LAST YEAR.

THE AUSTRALIAN MARKET ALSO REMAINS VERY COMPETITIVE WITH A NUMBER OF ASIAN AND CHINESE SOURCED PRODUCTS BEING OFFERED. AS IN NEW ZEALAND, WE TOOK THE OPPORTUNITY TO SEEK A PRICE INCREASE IN A MARKET WHERE COMPETITORS ARE DISCOUNTING TO DRIVE VOLUMES. AS A RESULT WE HAVE SEEN SOME REDUCTION IN SALES RELATIVE TO LAST YEAR. ADDITIONALLY, THE OVERALL MARKET IS DOWN BY APPROXIMATELY 6 PER CENT FOR THE PERIOD. INTEREST IN OUR BRAND HAS BEEN STIMULATED BY A NEW ADVERTISING CAMPAIGN THAT HAS BEEN CENTRED ON THE RELEASE OF NEW PRODUCTS.

IN THE USA, THE GROWTH IN SALES CONTINUES. WITH THE INCLUSION OF DCS BRANDED PRODUCTS WE ARE SHOWING 80 PER CENT UNIT GROWTH YEAR ON YEAR. THE STRATEGY WITH DCS IS TO GAIN THE CONFIDENCE OF THE TRADITIONAL DCS RETAIL CUSTOMERS IN THEIR DEALINGS WITH US BEFORE WE EXPAND INTO THE EXISTING FISHER & PAYKEL RETAIL BASE.

THE ONGOING DEVELOPMENT OF THIS MARKET HAS RESULTED IN THE SET-UP OF SEVEN WAREHOUSES AROUND THE USA AND CANADA. THEY ARE LOCATED IN LOS ANGELES, CHICAGO, NEW JERSEY, CHARLOTTE, ORLANDO, DALLAS, AND VANCOVER. SHOWROOM AND TRAINING FACILITIES ARE ALSO IN PLACE NOW, SO OUR ABILITY TO FULLY SERVICE CUSTOMERS HAS BEEN GREATLY IMPROVED.

THE COMPANY IS CURRENTLY SERVICING IN EXCESS OF 4,000 STOREFRONTS ACROSS THE USA AND CANADA. THIS REFLECTS A STERLING EFFORT FROM THE AMERICAN TEAM, WHICH HAS BEEN ABLY ASSISTED BY ADMINISTRATION AND SUPPORT GROUPS FROM AROUND THE COMPANY.

OUR PROGRESS IN THE NORTH AMERICAN MARKETS LED US TO REVIEW HOW WE SERVICE THAT AREA. I WILL COMMENT MORE ON THIS LATER.

IN SINGAPORE OUR SALES HAVE GROWN SIGNIFICANTLY. THIS HAS COME ABOUT THROUGH AN AGGRESSIVE SALES APPROACH AND THE BENEFIT OF COMBINING WITH THE WHIRLPOOL BRAND IN THIS MARKET.

IN THE UNITED KINGDOM WE ARE STARTING TO REAP THE BENEFITS OF HAVING BROUGHT SALES AND SERVICE BACK UNDER OUR CONTROL. THE RETAIL SELLING ENVIRONMENT IN THIS MARKET IS SLOW, BUT WE ARE CONFIDENT THAT IN SPITE OF THIS WE WILL MAKE GOOD GAINS. EUROPE CONTINUES TO GROW STEADILY.

OUR REMAINING EXPORT MARKETS AROUND THE WORLD HAVE VARIED BY REGION. IN ASIA SOME MARKETS ARE UP, OTHERS DOWN, THE PACIFIC IS STEADY, AND THE MIDDLE EAST AHEAD OF OUR EXPECTATIONS.

OVERALL, OUR SALES VOLUMES ARE UP APPROXIMATELY 5 PER CENT ON THOSE AT THE SAME TIME LAST YEAR. OUR PRODUCT FOCUS REMAINS ON THE CORE ACTIVITIES IN NEW ZEALAND, AUSTRALIA AND THE USA, WHERE WE HAVE MOST OF OUR RESOURCES.

AS MENTIONED EARLIER, CHANGES IN OUR OPERATING ENVIRONMENT HAVE MEANT THAT WE HAVE TO BE VERY CLEAR ABOUT OUR ONGOING BUSINESS STRATEGIES. WITH THE GROWTH WE EXPECT IN THE USA AND THE IMPACT OF OUR COMPONENT SUPPLY CONTRACT WITH WHIRLPOOL CORPORATION, WE NEEDED TO EXAMINE THE TOTAL IMPACT OF THE COST OF DOING THIS BUSINESS.

BY SHIPPING GOODS TO THE USA AND CANADA WE INCUR EXTENSIVE FREIGHT BILLS. IN ADDITION, CASH IS TIED UP IN WORKING CAPITAL WHILE PRODUCTS ARE BEING TRANSPORTED OVER VAST DISTANCES. IN JULY WE ANNOUNCED THAT WE WOULD BE RELOCATING SOME OF OUR MANUFACTURING EQUIPMENT TO NORTH AMERICA.

THE MANUFACTURE OF WASHING MACHINES FOR THE USA NOW ACCOUNTS FOR A GOOD PORTION OF OUR OVERALL WASHER PRODUCTION. WE HAVE ALSO HAD SPARE CAPACITY IN SOME OF OUR WASHING MACHINE MANUFACTURING PLANT IN AUSTRALIA.

LOOKING AT THE LIKELY GROWTH IN WASHER SALES, WE DETERMINED THAT IT MADE GOOD SENSE TO HAVE A PRODUCTION FACILITY FOR THEM IN NORTH AMERICA.

WE ARE ABLE TO REDUCE THE COSTS OF FREIGHT AND WORKING CAPITAL RELATED TO WASHERS AND AT THE SAME TIME, LOCALLY MANUFACTURE MOTORS FOR OUR AND WHIRLPOOL'S NEEDS. THE WASHING MACHINE DESIGN IS RELATIVELY SIMPLE COMPARED TO OTHER PRODUCTS AND THE PRODUCTION SYSTEMS ARE WELL DEVELOPED.

AS WE MOVE OUT OF THE AUSTRALASIAN WINTER LAUNDRY SEASON THE PRODUCTION LEVELS ALSO ALLOW A WINDOW OF OPPORTUNITY TO RELOCATE PLANT AND EQUIPMENT. WE HAVE COMMENCED THE BUILDING OF STOCKS OF WASHERS AND MOTORS IN PREPARATION FOR THE ESTABLISHMENT OF OUR NEW MANUFACTURING SITE IN THE USA.

AT THIS POINT WE ARE STILL UNABLE TO INFORM YOU OF THE EXACT LOCATION OF THIS SITE AS WE ARE INVOLVED IN COMMERCIAL NEGOTIATIONS THAT ARE AT A SENSITIVE STAGE. WE EXPECT THAT ONCE THE LOCATION IS FINALISED WE WILL STILL BE ABLE TO MEET OUR PLANNED OBJECTIVE OF STARTING PRODUCTION IN THE FIRST QUARTER OF CALENDAR 2006.

SINCE MAKING THE ANNOUNCEMENT WE HAVE LEARNT THAT WE ARE NOT ELIGIBLE FOR A DUTY EXEMPTION ON THE PLANT ENTERING THE USA. AS A RESULT, THE CAPITAL FOR THIS MOVE HAS INCREASED FROM $5.5 MILLION TO $8 MILLION.

OVER THE LAST FEW WEEKS SOME OF YOU MAY HAVE LEARNED THAT THE USA GOVERNMENT HAS INTRODUCED LEGISLATION EFFECTING A SYSTEM OF TAX CREDITS RELATED TO THE ENERGY AND WATER EFFICIENCIES OF WASHING MACHINES, REFRIGERATORS AND DISHWASHERS PRODUCED IN THAT COUNTRY. THE FULL IMPACT OF THIS LEGISLATION WILL NOT BE UNDERSTOOD UNTIL ALL SUPPORTING REGULATIONS ARE PUBLISHED. EARLY INDICATIONS, YET TO BE CONFIRMED BY OUR PROFESSIONAL ADVISORS, ARE THAT WE COULD GAIN A MAXIMUM BENEFIT OF $US2 MILLION PER YEAR FOR A TWO YEAR PERIOD.

DURING OCTOBER 2004, WE PURCHASED DYNAMIC COOKING SYSTEMS (DCS) IN HUNTINGTON BEACH, CALIFORNIA, WHERE WE BUILD COOKING PRODUCTS. SINCE THEN WE HAVE LEARNED A GOOD DEAL ABOUT MANUFACTURING IN THE UNITED STATES AND HAVE BECOME FAMILIAR WITH LOCAL SUPPLY CHAINS. THE CHANGES THAT HAVE TAKEN PLACE IN THIS PLANT HAVE BEEN FOCUSED ON INCREASING EFFICIENCES AND LOWERING WASTE. WE ARE PARTICULARLY PLEASED WITH THE PROGRESS THAT HAS BEEN MADE.

AS NOTED EARLIER, WE HAVE SOUGHT TO EASE PRESSURE ON MARGINS BY PUTTING PRICE INCREASES IN PLACE IN THE NEW ZEALAND, AUSTRALIAN AND NORTH AMERICAN MARKETS. STEEL PRICES APPEAR TO HAVE PEAKED AND WE EXPECT TO SEE SOME DECLINE IN THESE OVER THE REMAINDER OF THE FINANCIAL YEAR.

OIL PRICES, HOWEVER, CONTINUE TO CLIMB AND THIS HAS AN IMPACT ON OUR BUSINESS AS MOST PLASTIC MATERIALS AND FREIGHT COSTS TRACK THIS COMMODITY.

THE COMPANY'S MAJOR CURRENCY EXPOSURE IS AGAINST THE NEW ZEALAND / AUSTRALIA DOLLAR CROSS-RATE. RECENTLY, WE HAVE SEEN THIS RATE APPRECIATE AND TRADE AT ABOVE 90 CENTS. LIKE MOST NEW ZEALAND EXPORTERS, LEVELS ABOVE 90 CENTS ARE UNHELPFUL FOR THE BUSINESS. THE IMPACT OF THE HIGH VALUE OF THE NEW ZEALAND DOLLAR AGAINST THE US DOLLAR HAS BEEN LARGELY MITIGATED BY THE COMPANY'S MATCHED IMPORT AND EXPORT FLOWS, WHICH PROVIDE A NATURAL HEDGE.

WORKING CAPITAL LEVELS REFLECT THE EXPANSION WE HAVE UNDERGONE IN THE NORTHERN HEMPISPHERE MARKETS, WHERE TRANSIT TIMES ARE LONGER. IN ADDITION TO THIS, THERE WILL BE FURTHER INVESTMENT REQUIRED TO CREATE THE WINDOW TO SHIFT PLANT FROM THE SOUTH PACIFIC TO USA. AS PREVIOUSLY ANNOUNCED THE RELOCATION WILL ULTIMATELY REDUCE THIS WORKING CAPITAL BY AROUND $15 MILLION.

NOW TO THE FINANCE GROUP.

THE FINANCE GROUP SINCE BALANCE DATE HAS CONTINUED TO PROVIDE PLEASING RESULTS AGAINST A BACKDROP OF A COMPETITIVE ENVIRONMENT.

THE DIVERSITY OF THE BUSINESS THAT GARY HIGHLIGHTED EARLIER HAS SEEN THE FINANCE GROUP BENEFIT FROM THE HIGH LEVELS OF RETAIL SPENDING ACROSS A NUMBER OF SECTORS. WE HAVE BEEN PLEASED WITH THE GROWTH OF THE FARMERS CARD BUSINESS. AS WELL AS AN INCREASE IN TRANSACTIONS, WE HAVE SEEN GROWTH IN THE NUMBER OF OUTLETS THAT ACCEPT FARMERS CARDS. RECENT NOTABLE ADDITIONS TO THE LIST OF MERCHANTS ACCEPTING THESE ARE COUNTDOWN SUPERMARKETS, THE BBQ FACTORY AND LIQUORLAND.

INNOVATION CONTINUES WITH OUR LIFESTYLE CARD, 'Q' CARD. THE LATEST ENHANCEMENTS WILL RESULT IN THE CARD BEING USED ON AN EFTPOS RETAIL TERMINAL WITH INCREASED FLEXIBILITY THAT WILL ALLOW MERCHANTS TO OFFER 90 DAYS INTEREST FREE FOR CONSUMERS. THIS IS AN IMPORTANT AND UNIQUE FEATURE FOR AN INSTALMENT CREDIT CARD.

MANAGING LIQUIDITY AND INTEREST RATE RISK IS A FUNDAMENTAL BUSINESS ACTIVITY REQUIRING DAILY MANAGEMENT. WE CONTINUE TO REVIEW AND EVALUATE OUR CREDIT CRITERIA AS ECONOMIC CONDITIONS CHANGE SO THAT WE MAINTAIN THE QUALITY OF OUR RECEIVABLES.

PERSONAL LOANS HAVE BEEN ADDED TO THE PORTFOLIO OF PRODUCTS OVER THE LAST YEAR. THIS ACTIVITY IS AIMED AT OUR EXISTING, FAMILIAR, CUSTOMER-BASE.

THERE HAS BEEN COMMENT IN THE MEDIA RECENTLY ABOUT FINANCE COMPANIES THAT CONCENTRATE ON SECTORS OF THE ECONOMY, LIKE JUST COMMERCIAL PROPERTY. THE FINANCE GROUP'S EXPOSURE IS DIVERSE, AS EXPLAINED EARLIER. THERE IS NO CONCENTRATED RISK.

THE EXTENSIVE GROWTH IN THE COUNTRY'S HOUSEHOLD DEBT LEVELS HAS LED TO THE MARKET NOW BEING SERVICED BY AN INCREASING NUMBER OF FINANCE PRODUCTS. AGAINST THIS BACKGROUND, THE FISHER & PAYKEL FINANCE GROUP MAINTAINS A HIGH STANDING AND REPUTATION IN THE BANKING AND DEBENTURE INVESTMENT MARKETS.

ITS STRONG FINANCIAL PERFORMANCE, HIGH STANDARDS OF COMPLIANCE, AND SUPPORT FROM THE RETAIL INVESTOR BASE AND ITS FUNDING BANKS, REFLECT THIS.

WE ANTICIPATE THE CONTINUATION OF THE SOLID PERFORMANCE FROM THIS IMPORTANT PART OF OUR COMPANY.

I WOULD NOW LIKE TO COMMENT ON THE OUTLOOK FOR OUR COMPANY.

EARNINGS FOR THE FIRST HALF, THUS FAR, ALTHOUGH DOWN ON THE COMPARABLE HALF LAST YEAR, ARE IN LINE WITH OUR EXPECTATIONS. SALES VOLUMES HAVE BEEN LOWER IN NEW ZEALAND AND AUSTRALIA WHERE WE HAVE SOUGHT INCREASES IN PRICES. TOTAL DEMAND HAS SLOWED IN BOTH MARKETS.

FOR THE BALANCE OF THE FINANCIAL YEAR WE EXPECT THAT THE NEW ZEALAND AND AUSTRALIAN DOLLARS WILL REMAIN AT HIGH LEVELS RELATIVE TO OTHER CURRENCIES.

THE FINANCE GROUP IS EXPECTED TO CONTINUE TO PERFORM STEADILY FOR THE REMAINDER OF THE YEAR.

WE REAFFIRM OUR PREVIOUS EARNINGS GUIDANCE FOR THE GROUP AS BEING SIMILAR TO THAT OF LAST YEAR. THIS WILL BE DEPENDENT ON THE NORMAL SEASONAL LIFT OF OUR APPLIANCE SALES, PARTICULARLY THE USA. THE FINANCE GROUP'S RESULT WILL BE DEPENDENT ON STABLE INTEREST RATES AND THE LEVELS OF CONSUMER CONFIDENCE IN NEW ZEALAND.

BEFORE HANDING BACK TO THE CHAIRMAN, I MUST EXTEND MY THANKS TO THE LONG LIST OF SUPPLIERS WHO PROVIDE OUR GOODS AND SERVICES. THE CONTINUED DEVELOPMENT OF THEIR PRODUCTS IS AN IMPORTANT ELEMENT IN ASSISTING IMPROVEMENT AND GROWTH. WE LOOK FORWARD TO EXTENDING THESE PARTNERSHIPS.

OUR CUSTOMERS THROUGHOUT THE WORLD ARE A VERY IMPORTANT LINK IN OUR BUSINESS. WE THANK THEM FOR THEIR SUPPORT. WE STRIVE TO IMPROVE OUR SERVICE LEVELS AND TO LEARN FROM OUR CUSTOMERS SO THAT SATISFACTION LEVELS ARE NOT JUST MET, BUT EXCEEDED.

THE BUSINESS WOULD NOT BE WHAT IT IS WITHOUT OUR OWN COMMITTED AND DEDICATED PEOPLE WORKING WITH US. WE HAVE GROWN IN NUMBERS GLOBALLY, WITH MARKET GROWTH AND THE ESTABLISHMENT AND ACQUISITION OF NEW ACTIVITIES. OUR PEOPLE HAVE ALL LEARNED, BELIEVE AND PRACTICE THE STRONG VALUES OF OUR COMPANY. I THANK THEM FOR THEIR CONTRIBUTIONS OVER THE PAST YEAR.

I WOULD ALSO LIKE TO THANK OUR SHAREHOLDERS FOR THEIR VALUED SUPPORT. OUR AIM IS TO CONTINUE TO DELIVER VALUE TO YOU. TO MY FELLOW DIRECTORS, THANK YOU FOR YOUR WISE COUNSEL AND GUIDANCE. THE YEAR AHEAD OFFERS CONSIDERABLE CHALLENGE AND OPPORTUNITY.

THANK YOU.

Fisher & Paykel Appliances Holdings Limited

STOCK EXCHANGE RELEASE: ASX/NZX; 23 AUGUST 2005

RESULTS OF RESOLUTIONS AT ANNUAL MEETING

The results of the resolutions voted on at Fisher & Paykel Appliances Holdings Limited's Annual Meeting on 22nd August 2005 were as follows:

1. **Election of Directors**

   Lindsay Gillanders – Passed.
   Peter Lucas – Passed.
   Julian Williams – Passed.

2. **Auditor's Remuneration**

   Fees and expenses – Passed.

INDEPENDENCE OF REAPPOINTED DIRECTORS

The Company has determined that Mr Peter Lucas is an independent Director.

The factors that the Company considers in assessing the independence of its Directors are set out in its Board Charter, which can be viewed on the Company's website – www.fisherpaykel.com

M D Richardson
Company Secretary

Fisher & Paykel Appliances Holdings Limited

78 Springs Road, East Tamaki
P O Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64-9-273 0600
Facsimile: +64-9-273 0609

www.fisherpaykel.com

24 August 2003

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA

Re: Fisher & Paykel Appliances Holdings Limited
File # 82-34868

The attached document was lodged with the New Zealand Stock Exchange [NZX] on 24 August 2005.

Accordingly a copy of this document is furnished to satisfy the requirements of Rule 12g3-2(b); file reference # 82-34868.

Yours faithfully

M D Richardson
Chief Financial Officer

Enclosures:

24 August 2005 – Disclosure of Directors and Officers Relevant Interests

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Mark David Richardson
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Chief Financial Officer and Company Secretary
5	Date of this disclosure notice	24th August 2005

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Adrich Trust
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	19th November 2004
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	24th August 2005
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Off-Market transfer
14.	Consideration[8] (as required by regulation 10)	$3.57 per share
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	22,000 Ordinary Shares
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	40,264 Ordinary Shares

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	62,264 Ordinary Shares

G. Signature

M D Richardson

M D Richardson

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

	Initial disclosure (complete Parts A, B, C, D, F and G of this notice).	√	Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Mark David Richardson
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Chief Financial Officer and Company Secretary
5	Date of this disclosure notice	24th August 2005

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Mark David Richardson
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	19th November 2004
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	24th August 2005
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Off-Market Transfer
14.	*Consideration*[8] (as required by regulation 10)	$3.57 per Share
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	41,136 Ordinary Shares
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	40,264 Ordinary Shares

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	872 Ordinary Shares

H. Signature



M D Richardson